IAB 3/13

gP 3/11

13014122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
~~8-81494~~ 41494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRF Capital Investors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6506 South Lewis Avenue, Suite 160
(No. and Street)

Tulsa (City) Oklahoma (State) 74136-1020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark W. Heinrich 918-744-1333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hood & Associates, CPAs, P.C.
(Name – if individual, state last, first, middle name)

2727 East 21st Street, Suite 600, Tulsa, Oklahoma 74114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/14

OATH OR AFFIRMATION

I, Mark W. Heinrich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRF Capital Investors, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S/b 2012

State of Oklahoma
County of Tulsa

Subscribed and sworn before me this 28th day of February, 2013.

Nancy J. Winchell
Notary Public

Mark W. Heinrich
Signature

President

Notary Public Oklahoma
OFFICIAL SEAL
NANCY J. WINCHELL
Tulsa County
01014382 Exp. 8-28-13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRF CAPITAL INVESTORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2012 AND 2011

WITH

INDEPENDENT AUDITORS' REPORT

HOOD & ASSOCIATES CPAS, P.C.

GRF Capital Investors, Inc.
Financial Statements
And Supplementary Information
Years Ended December 31, 2012 and 2011

Contents

Hood & Associates PC

INDEPENDENT AUDITORS' REPORT

Sole Director and Stockholder GRF Capital Investors, Inc.:

We have audited the accompanying statements of financial condition of GRF Capital Investors, Inc. (an Oklahoma corporation) as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

HOOD & ASSOCIATES CPAs, P.C.

2727 East 21st Street, Suite 600 Tulsa, Oklahoma 74114-3567 918-747-7000 Fax 918-743-7525 www.tulcpa.com
1821 SE Washington Blvd., Bartlesville, OK 74006 918-336-7600 Fax 918-333-7600

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934. is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, Is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hood & Associates CPAs PC

Tulsa, Oklahoma
February 25, 2013

GRF Capital Investors, Inc.
Statements of Financial Condition
December 31, 2012 and 2011

Assets

	2012	2011
Current Assets:		
Cash and Cash Equivalents	$ 25,322	$ 5,616
Accounts Receivable	44,449	25,388
Accounts Receivable -Officer/Stockholder	-	-
Prepaid Expenses	412	303
	70,183	31,307
Property and Equipment:		
Property and Equipment (net of accumulated depreciation of $43,360 and $40,689 for 2012 and 2011 respectively)	1,148	3,819
Other Assets:		
Deposits with Clearing	25,000	25,000
Other	3,656	3,790
	28,656	28,790
Total Assets	$ 99,986	$ 63,918

Liabilities and Stockholders' Equity

	2012	2011
Current Liabilities:		
Accounts Payable and Accrued Liabilities	$ 32,196	$ 19,329
Stockholders' Equity:		
Common Stock, $0.01 par, 5,000,000 shares authorized, 530,800 issued and outstanding	5,308	5,308
Paid-in-Capital	408,692	408,692
Accumulated Deficit	(346,210)	(369,412)
Total Stockholders' Equity	67,790	44,588
Total Liabilities and Stockholders' Equity	$ 99,986	$ 63,917

The accompanying notes are an integral part of these financial statements

GRF Capital Investors, Inc.
Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Comissions	$ 434,099	$ 265,377
Other Revenue	14,446	13,147
	448,545	278,524
Expenses:		
Employee Expenses	288,187	235,532
Clearing Expenses	38,709	20,886
Office Equipment and Rental	23,676	22,156
Communications Expenses	14,927	11,150
Other Operating Expenses	42,206	24,704
Depreciation	2,672	970
	410,376	315,399
Operating Income (Loss)	38,169	(36,875)
Other Income Expense		
Interest Income	35	26
Trading Errors	-	(451)
	35	(425)
Income (Loss) Before Provision for Income Taxes	38,204	(37,300)
Provison (Benefit) for Income Taxes	-	-
Net Income (Loss)	$ 38,204	$ (37,300)

The accompanying notes are an integral part of these financial statements

GRF Capital Investors, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2012 and 2011

	Shares	Common Stock	Paid-in-Capital	Retained Earnings	Total
Balance December 31, 2010	530,800	$ 5,308	$ 408,692	$ (332,113)	$ 81,887
Net Income (Loss)				(37,300)	(37,300)
Balance December 31, 2011	530,800	$ 5,308	$ 408,692	$ (369,412)	$ 44,588
Net Income (Loss)				38,204	38,204
Balance December 31, 2012	530,800	$ 5,308	$ 408,692	$ (331,210)	$ 82,790

The accompanying notes are an integral part of these financial statements

GRF Capital Investors, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities		
Net income (loss)	$ 38,204	$ (37,300)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	2,672	970
(Increase) decrease in accounts receivable	(19,060)	23,019
(Increase) decrease in prepaid assets	26	(708)
Increase (decrease) in accounts payable	(85)	427
Increase (decrease) in other accrued liabilities	12,951	(4,702)
Total Adjustments	(3,498)	19,007
Net Cash Provided by (Used in) Operating Activities	34,706	(18,293)
Cash Flows From Investing Activities		
Cash Flows From Financing Activities		
Dividends Paid	(15,000)	-
Net Cash Provided by (Used in) Financing Activities	(15,000)	-
Net Increase (Decrease) In Cash And Cash Equivalents	19,706	(18,293)
Cash And Cash Equivalents At Beginning Of Period	5,616	23,331
Cash And Cash Equivalents At End Of Period	$ 25,322	5,038

The accompanying notes are an integral part of these financial statements

GRF CAPITAL INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012AND 2011

Note 1 – Organization and Business

GRF Capital investors, Inc., (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

Note 2- Summary of Significant Accounting Policies

Commission Revenues

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transact ions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purposes using the trade date.

Possession or Control Requirement

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(K)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted In the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those amounts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments in money market funds, which are readily convertible into cash.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtfu l accounts receivable based on various factors, including revenue, historical credit loss experience, current trends, and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2012 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

Office Equipment and Furniture

Office equipment and furniture is depreciated using the straight-line method over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2012 and 2011 of $2,672 and $970, respectively, is reflected in other operating expenses in the accompanying statements of operations.

Income Taxes

The Company accounts for income taxes in accordance with the provisions ASC 740, Income Taxes. ASC 740 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

The tax losses and tax credit carryforwards may be used to offset future taxable income, and their benefit is reflected in the deferred tax assets. In order to recognize fully the deferred tax asset, the Company must generate sufficient taxable income to utilize its temporary differences and net operating loss and tax credit carryforwards before they expire. The Company records a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance is regularly reviewed for adequacy.

Date of Management's Review

Subsequent events have been evaluated through February 25, 2013, the date the financial statements were available to be issued.

Note 3 - Related Party Transactions

Certain stockholder brokers of the Company maintain accounts with the Company that did not generate any commission revenues during December 31, 2012 and 2011. An officer - stockholder of the Company owned an interest in a limited liability company which did not account for any of the commission revenue of the Company for the years ended December 31, 2012 and 2011, respectively.

Note 4 - Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, 2012 and 2011, respectively, were as follows:

	2012	2011
Federal	$ -	$ -
State	-	-
Total	$ -	$ -

The Company's income tax expense for the years ended December 31, 2012 and 2011, respectively, differed from the statutory rate of 34.0% as follows:

	2012	2011
Statutory rate applied to income before income taxes	$(12,682)	$(12,682)
Increase (decrease) in income taxes resulting from:		
State income taxes	(2,111)	(2,111)
Other, including valuation allowance for deferred tax asset and application of net operating loss carryforward	14,793	14,793
Income Tax Expense	$ -	$ -

Significant components of the Company's net deferred tax asset at December 31, 2012 and 2011 were as follows:

Note 4 - Income Taxes (Continued)

	2012	2011
Net operating loss carryforward	$ 78,760	$ 78,760
Difference in tax and book depreciation	(1,000)	(1,000)
Difference in commissions due to trade dates and settlement dates	-	-
Deferred tax asset before valuation allowance	77,760	77,760
Less valuation allowance	77,760	77,760
Net deferred tax asset	$ -	$ -

The Company has carryforwards of net operating losses available for income tax reporting purposes of approximately $231,000, which can be used to reduce future taxable income. The net operating loss carryforwards will begin to expire in 2012 if not utilized prior to that time. A 100% valuation allowance has been established related to the deferred tax asset resulting from the net operating loss carryforward, reflecting the uncertainty of the future realization of this asset.

The Company is subject to taxation by the United States and by various state jurisdictions. The Company's tax years for 2009 and forward are subject to examination by the tax authorities. Net operation losses carried forward from prior years are subject to examination by the tax authorities. However, with a few exceptions, the Company is no longer subject to federal, state, or local examinations by tax authorities for years before 2009.

Note 5 – Commitments and Contingencies

The Company entered into a lease agreement for office space in April 2005 that expired in June 2008. The Company negotiated a new lease in May 2009, at a monthly rental of $1,973, which expired in May 2011. Beginning in June 2011, the Company is leasing the space on a month to month basis, at the same amount, until a new agreement is reached. Total rental expense for the years ended December 31, 2012 and 2011 was $23,676.

In the normal course of business, the clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by

Note 5 – **Commitments and Contingencies (Continued)**

requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counter party credit risk through the use of credit approvals, credit limits and collateral requirements.

Note 6 – **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2012 the Company had net capital of $57,581 which was $52,581 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .51 to 1.

Note 7 – **Liabilities Subordinated To Claims of General Creditors**

During the years ended December 31, 2012 and 2011 there were no liabilities subordinated to the claims of general creditors. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in these financial statements.

Hood & Associates PC

Mr. Mark Heinrich, President
GRF Capital Investors, Inc.
6506 S. Lewis, Suite 160
Tulsa, Oklahoma 74136

Dear Mr. Heinrich:

In connection with our audit of the financial statements of GRF Capital Investors, Inc. as of December 31, 2012 and for the year then ended, we determined that there was no material difference between the calculation of net capital reflected on Schedule I to the financial statements and the calculation of net capital reflected on Form X-17A-5, Part IIA. In addition, as of December 31, 2012, there were no liabilities subordinated to the claims of general creditors.

Hood & Associates, CPAs, P.C.

Hood & Associates, CPAs, P.C.

Tulsa, Oklahoma
February 25, 2013

HOOD & ASSOCIATES CPAs, P.C.

2727 East 21st Street, Suite 600 Tulsa, Oklahoma 74114-3557 918-747-7000 Fax 918-743-7525 www.tulcpa.com
1821 SE Washington Blvd., Bartlesville, OK 74006 918-336-7600 Fax 918-333-7600

Schedule I

GRF Capital Investors, Inc.
Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1
As of December 31, 2012

Net Capital		
Total Stockholders' Equity		$ 67,790
Less Nonallowable Assets:		
Other Accounts Receivable (net)	$ -	
Office Equipment (net)	1,148	
Other Assets	4,068	5,216
Tenative Net Capital		62,575
Haircut on Securities		6
Net Capital		62,581
Minimum Capital Requirement		5,000
Net Capital in Excess of Minimum		$ 57,581

Aggregate Indebetedness	
Total Liabilities	$ 32,196
Less Nonaggregate Indebtedness	-
Total Aggregate Indebtedness	$ 32,196
Total Aggregate Indebtedness to Net Capital	51.45%

Schedule II

GRF Capital Investors, Inc.
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2012

Net Capital per FOCUS IIA (Unaudited), December 31, 2012	$ 39,344
Net Adjustments	(2,663)
Net Capital Per Accompanying Schedule I	$ 36,681

Hood & Associates PC

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5(g)(1)

Sole Director and Stockholder
GRF Capital Investors, Inc.:

In planning and performing our audit of the financial statements of GRF Capital Investors, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant o the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were, as described in the second paragraph of this report, adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood & Associates, CPAs, P.C.

Hood & Associates, CPAs, P.C.

Tulsa, Oklahoma
February 25, 2013